   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 4, 1997

                                                    REGISTRATION NO. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------

                                PROFFITT'S, INC.
             (Exact name of registrant as specified in its charter)
                             ---------------------

                       TENNESSEE                                                82-0331040
            (State or other jurisdiction of                                  (I.R.S. Employer
             incorporation or organization)                                Identification No.)

                              3455 HIGHWAY 80 WEST
                           JACKSON, MISSISSIPPI 39209
                                 (601) 968-4400
(Address, including zip code, and telephone number, including area code, of the
                     Company's principal executive offices)
                             ---------------------
                                BRIAN J. MARTIN
                  EXECUTIVE VICE PRESIDENT AND GENERAL COUNSEL
                                PROFFITT'S, INC.
                             750 LAKESHORE PARKWAY
                           BIRMINGHAM, ALABAMA 35211
                       (205) 940-4890 FAX: (205) 940-4468
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   COPIES TO:

                    DAVID E. BROWN                                           JONATHAN A. SCHAFFZIN
                  ALSTON & BIRD LLP                                         CAHILL GORDON & REINDEL
                 ONE ATLANTIC CENTER                                             80 PINE STREET
              1201 WEST PEACHTREE STREET                                    NEW YORK, NEW YORK 10005
             ATLANTA, GEORGIA 30309-3424                                         (212) 701-3000
                    (404) 881-7000                                            FAX: (212) 269-5420
                 FAX: (404) 881-4777

                             ---------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this Registration Statement.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

    If this Form is filed to register additional Securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] __________

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 193, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ] __________

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                             ---------------------
                        CALCULATION OF REGISTRATION FEE

============================================================================================================================
                                                                    PROPOSED              PROPOSED
           TITLE OF EACH                       AMOUNT               MAXIMUM               MAXIMUM              AMOUNT OF
        CLASS OF SECURITIES                    TO BE             OFFERING PRICE          AGGREGATE            REGISTRATION
          TO BE REGISTERED                   REGISTERED             PER UNIT           OFFERING PRICE             FEE
----------------------------------------------------------------------------------------------------------------------------
Common Stock $.10 par value.........    2,019,975 shares(1)        $53.22(2)         $107,503,069.50(2)        $32,576.69
----------------------------------------------------------------------------------------------------------------------------
Preferred Stock Purchase Rights.....      2,019,975 rights            0(3)                  0(3)                  0(3)
============================================================================================================================

(1) Represents the maximum number of shares of the Registrant's Common Stock issuable upon conversion of $86,250,000 aggregate principal amount of the Registrant's 4 3/4% Convertible Subordinated Debentures due 2003 outstanding at the close of business on September 3, 1997.
(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) on the basis of the average high and low prices for the Common Stock reported on the New York Stock Exchange Composite Tape on August 28, 1997.
(3) No additional consideration will be paid for the Preferred Stock Purchase Rights.
                             ---------------------
    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

PROSPECTUS
                                2,019,975 SHARES

                                PROFFITT'S, INC.
                                  COMMON STOCK
                           (PAR VALUE $.10 PER SHARE)
                               ------------------
    This Prospectus covers the issuance and sale of up to 2,019,975 shares of Common Stock, par value $.10 per share (together with the accompanying Rights (as defined herein), "Common Stock") of Proffitt's, Inc. (the "Company") issuable either to holders of the Company's $86,250,000 aggregate principal amount of outstanding 4 3/4% Convertible Subordinated Debentures Due 2003 (the "Debentures") upon conversion of the Debentures or to Smith Barney Inc. (the "Purchaser") under the standby arrangements described herein, and the resale to the public by the Purchaser of any such shares of Common Stock (collectively, the "Offering").
    On September 5, 1997, the Company called for redemption on October 6, 1997 (the "Redemption Date"), all of its outstanding debentures at a redemption price of 103.1667% of the principal amount thereof, plus interest accruing after May 1, 1997 to the Redemption Date, for a total price of $1,052.1184 for each $1,000 principal amount of Debentures (the "Redemption Price"). The Debentures (or any portion thereof which is $1,000 or an integral multiple thereof) may be converted into the Common Stock of the Company at a conversion price of $42.70 per share of Common Stock (equivalent to 23.42 shares of Common Stock for each $1,000 principal amount of Debentures) at any time prior to 5:00 p.m. Eastern Time on September 29, 1997 (the "Expiration Time"). Cash will be paid in lieu of any fractional shares of Common Stock issuable upon conversion of the Debentures. Debentures surrendered for conversion will not be entitled to interest accrued to the date of conversion. See "Redemption of Debentures and Alternatives to Redemption". ANY DEBENTURES NOT SO SURRENDERED FOR CONVERSION PRIOR TO THE EXPIRATION TIME WILL BE REDEEMED FOR CASH ON THE REDEMPTION DATE AND NO FURTHER INTEREST SHALL ACCRUE.
    The Company has made arrangements with the Purchaser pursuant to which the Purchaser has agreed, subject to certain conditions, to purchase from the Company the total number of shares of Common Stock (the "Purchased Shares") that would have been issuable upon conversion of those Debentures that are not duly surrendered for conversion on or prior to the Expiration Date. The purchase price for the Purchased Shares will be an amount equal to a price per share of $44.92. The Purchaser may also purchase Debentures in the open market or otherwise prior to the Expiration Time and has agreed to surrender for conversion all Debentures so purchased by the Purchaser and any additional Debentures beneficially owned by the Purchaser. See "Standby Arrangements" for a description of the Purchaser's compensation and indemnification arrangements with the Company.
    On September 3, 1997, the closing price of the Common Stock as reported on the New York Stock Exchange, Inc. ("NYSE") Composite Tape was $54.625 per share. Based on such closing price, if a holder of $1,000 principal amount of Debentures on that date had converted such principal amount, such holder would have received Common Stock (and cash in lieu of a fractional share) having a market value equal to $1,279.32. So long as the market price of the Common Stock is greater than $44.92 per share at the time of conversion, a holder of Debentures who exercises such holder's conversion rights will receive Common Stock, plus cash in lieu of any fractional share, with a market value greater than the amount of cash the holder would otherwise be entitled to receive upon the redemption of the Debentures (before deducting any taxes, commissions and other costs which would likely be incurred on sale of the Common Stock received upon conversion of the Debentures). The market price of the Common Stock received upon conversion is subject to fluctuation, and the holder may incur various transaction costs if the Common Stock is sold.
    Prior to, on or after the Redemption Date, the Purchaser may offer shares of Common Stock, including shares acquired through the purchase and conversion of Debentures, pursuant to this Prospectus directly to the public, at prices set from time to time by the Purchaser. Prior to the Redemption Date, each such price when set will not exceed the greater of the last sale or current asked price of the Common Stock on the NYSE plus the amounts of any concession to dealers, and an offering price on any calendar day will not be increased more than once during such day. In effecting such transactions, the Purchaser may realize profits or losses independent of the compensation referred to under "Standby Arrangements." The Purchaser may also make sales to dealers at prices which represent concessions from the prices at which such shares are then being offered to the public. The amount of such concessions will be determined from time to time by the Purchaser. Any Common Stock so offered is offered subject to prior sale, when, as and if received by the Purchaser, and subject to the Purchaser's right to reject orders in whole or in part. This Prospectus does not constitute an offer to sell any securities other than the Common Stock offered by the Purchaser.
    The Common Stock and any shares acquired through conversion of Debentures are listed, and application will be made for listing of the Purchased Shares, on the NYSE. The Common Stock was traded on the Nasdaq National Market under the symbol "PRFT" through July 3, 1997 and began trading on the NYSE on July 7, 1997 under the symbol "PFT."

     SEE "RISK FACTORS" BEGINNING ON PAGE 9 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.
                               ------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.
                               ------------------

                               SMITH BARNEY INC.

               The date of this Prospectus is September 5, 1997.

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING OVERALLOTMENT, ENTERING STABILIZING BIDS, EFFECTING SYNDICATE COVERING TRANSACTIONS AND IMPOSING PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "STANDBY ARRANGEMENTS."
                             ---------------------

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information may be inspected at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the Commission: 7 World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies may be obtained at the prescribed rates from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 or on the Internet at http://www.sec.gov. Such reports and other information can also be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

     The Company has filed with the Securities and Exchange Commission (the "Commission") a registration statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act") with respect to the securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock, reference is hereby made to the Registration Statement, including the exhibits and schedules filed or incorporated as a part thereof. Statements contained herein concerning the provisions of any document are not necessarily complete and in each instance reference is made to the copy of the document filed as an exhibit or schedule to the Registration Statement. Each such statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The following documents filed by the Company with the Commission under
Section 13(a) or 15(d) of the Exchange Act are hereby incorporated by reference in this Prospectus:

          (i) the Company's Annual Report on Form 10-K for the fiscal year ended February 1, 1997 (including the portions of the Company's Annual Report to Shareholders incorporated by reference therein);

          (ii) the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended May 3, 1997;

          (iii) the Company's Current Reports on Form 8-K dated May 2, 1997 (as amended by the Form 8-K/A filed on May 21, 1997), June 26, 1997, August 20, 1997, September 2, 1997 and September 4, 1997; and

          (iv) the description of the Common Stock set forth in the Company's registration statement filed pursuant to Section 12 of the Exchange Act, and any amendment or report filed for the purpose of updating any such description.

     All reports and other documents filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the Offering shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will furnish, without charge, to each person to whom a Prospectus is delivered, upon written or oral request, a copy of any or all of the foregoing documents incorporated herein by reference other than exhibits to such documents (unless such exhibits are specifically incorporated by reference therein). Requests for such documents should be submitted in writing to Proffitt's, Inc., 3455 Highway 80 West, P.O. Box 20080, Jackson, Mississippi 39289-0080. Telephone requests for such copies should be directed to (601) 968-4251.

             CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

     CERTAIN OF THE MATTERS DISCUSSED AND INCORPORATED BY REFERENCE IN THIS PROSPECTUS MAY CONSTITUTE FORWARD-LOOKING STATEMENTS FOR PURPOSES OF THE SECURITIES ACT AND THE EXCHANGE ACT. ALL STATEMENTS, OTHER THAN STATEMENTS OF HISTORICAL FACTS, INCLUDED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS THAT ADDRESS ACTIVITIES, EVENTS OR DEVELOPMENTS THAT THE COMPANY EXPECTS OR ANTICIPATES WILL OR MAY OCCUR IN THE FUTURE, INCLUDING SUCH THINGS AS FUTURE CAPITAL EXPENDITURES (INCLUDING THE AMOUNT AND NATURE THEREOF), BUSINESS STRATEGY AND MEASURES TO IMPLEMENT STRATEGY, COMPETITIVE STRENGTHS, GOALS, EXPANSION AND GROWTH OF THE COMPANY'S AND ITS SUBSIDIARIES' BUSINESS AND OPERATIONS, PLANS, REFERENCES TO FUTURE SUCCESS AND OTHER SUCH MATTERS ARE FORWARD-LOOKING STATEMENTS. SUCH FORWARD-LOOKING STATEMENTS MAY INVOLVE UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE THE ACTUAL RESULTS AND PERFORMANCE OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM FUTURE RESULTS OR PERFORMANCE EXPRESSED OR IMPLIED BY SUCH STATEMENTS. CAUTIONARY STATEMENTS REGARDING THE RISKS ASSOCIATED WITH SUCH FORWARD-LOOKING STATEMENTS INCLUDE, WITHOUT LIMITATION, THOSE STATEMENTS INCLUDED UNDER "RISK FACTORS," "SUMMARY" AND ELSEWHERE HEREIN. AMONG OTHERS, FACTORS THAT COULD ADVERSELY AFFECT ACTUAL RESULTS AND PERFORMANCE INCLUDE LOCAL AND REGIONAL ECONOMIC CONDITIONS IN THE AREAS SERVED BY THE COMPANY, THE LEVEL OF CONSUMER SPENDING FOR APPAREL AND OTHER CONSUMER GOODS, THE EFFECTS OF WEATHER CONDITIONS ON SEASONAL SALES IN THE COMPANY'S MARKET AREAS, COMPETITION AMONG DEPARTMENT AND SPECIALTY STORES, CHANGES IN MERCHANDISE MIXES, SITE SELECTION AND RELATED TRAFFIC AND DEMOGRAPHIC PATTERNS, BEST PRACTICES AND MERCHANDISING, INVENTORY MANAGEMENT AND TURNOVER LEVELS, REALIZATION OF PLANNED SYNERGIES AND COST SAVINGS, AND THE COMPANY'S SUCCESS IN INTEGRATING RECENT AND POTENTIAL FUTURE ACQUISITIONS. SEE "RISK FACTORS -- FORWARD-LOOKING STATEMENTS."

     ALL WRITTEN OR ORAL FORWARD-LOOKING STATEMENTS ATTRIBUTABLE TO THE COMPANY ARE EXPRESSLY QUALIFIED IN THEIR ENTIRETY BY THE FOREGOING CAUTIONARY STATEMENT.

                                    SUMMARY

     The following is a summary of certain information contained or incorporated by reference in this Prospectus. Reference is made to, and this summary is qualified in its entirety by, the more detailed information contained or incorporated by reference in this Prospectus. As used herein, unless the context otherwise requires, "Company" means Proffitt's, Inc. and its subsidiaries, and the terms "Proffitt's," "McRae's," "Younkers," "Parisian" and "Herberger's" refer to the Company's five department store chains, and the existing and predecessor entities that conduct or conducted business under such names. Reference in this Prospectus to the Company's fiscal year means the fiscal year ended on the Saturday nearest January 31 of the following calendar year (e.g., "fiscal 1995" means the fiscal year ended February 3, 1996). Unless the context otherwise requires, references in this Prospectus to "pro forma" financial information reflect the acquisition by the Company of Parisian as if the acquisition had occurred on February 4, 1996. Historical financial information presented in this Prospectus includes the results of Parisian from and after October 11, 1996, the date of its acquisition by the Company.

                                  THE COMPANY

     The Company is a leading regional department store chain operating 176 stores in 24 states, primarily in the Southeast and Midwest. The Company operates its stores under five chain names: Proffitt's (19 stores), McRae's (30 stores), Younkers (50 stores), Parisian (40 stores) and Herberger's (37 stores). Each chain operates primarily as a leading branded traditional department store in its communities, with Parisian serving as a better branded specialty department store. Most of the stores are located in premier regional malls in the respective trade areas served. The Company's stores offer a wide selection of fashion apparel, accessories, cosmetics and decorative home furnishings, featuring assortments of premier brands, private brands and specialty merchandise. Each of the Company's chains operates with its own merchandising, marketing and store operations team in order to tailor regional assortments to the local customer. At the same time, the Company coordinates merchandising among the chains and consolidates administrative and support functions to realize scale economies, to promote a competitive cost structure and to increase margins.

     In recent years, the Company has grown primarily through the acquisition of strong, regional department store chains such as McRae's, Younkers, Parisian and Herberger's. The Company's philosophy has been to maintain existing chain names, to retain merchandising and store personnel and to employ a "best practices" approach to integrating acquired companies. Best practices is a process whereby each acquired chain's operating procedures and policies are reviewed to determine those practices which the Company believes will increase synergies while minimizing business interruptions. The Company believes the implementation of best practices throughout the Company's chains has resulted in improved comparable store sales and increased operating margins through better and more consistent inventory control and pricing, and other operating efficiencies. In addition, the Company realizes scale economies in purchasing and distribution, in administrative areas such as accounting, proprietary credit card administration, and management information systems and in other infrastructure-related areas.

     The Company places a high priority on being a market leader in each of the markets in which it operates. In smaller communities, such as Ames, Iowa and Kalispell, Montana, the Company's stores are frequently the only branded name department store catering to middle and upper income customers and offering an array of brands that frequently are not otherwise available to shoppers in such markets. In most larger metropolitan markets, such as Atlanta, Georgia and Indianapolis, Indiana, the Company seeks to maximize its market share by operating multiple stores in prime locations. The Company believes that its geographic diversity and the demographic breadth of its target customer groups may to some extent serve to insulate the Company from sales and earnings volatility typically associated with poor weather conditions, or changes in local or regional economic conditions.

BUSINESS STRATEGY

     The Company's business objective is to maximize profitability and shareholder value by (i) expanding its core business through comparable store sales growth, new store openings and margin expansion, and

(ii) monitoring acquisition opportunities while maintaining a strong capital structure. Through the execution of this strategy under the leadership of R. Brad Martin and an experienced senior management team, the Company has grown from 11 stores and net sales of $94.8 million in fiscal 1989 to 173 stores and pro forma net sales of $2.3 billion in fiscal 1996.

     Comparable Store Sales Growth. The Company expects that comparable store sales will benefit from a number of merchandising initiatives including (i) implementing best practices, (ii) expanding sales of key brands, and (iii) increasing sales of the Company's private brands. As part of best practices, the Company benchmarks sales of product categories and brand assortments for each store and identifies and targets opportunities to strengthen such sales by altering the merchandise mix. As an example, the Company has successfully used this strategy by applying the long history of strength in the cosmetics business of McRae's and Proffitt's stores to increase the penetration and profitability of Younkers stores' cosmetics business.

     The Company's large scale and proven track record with vendors such as Tommy Hilfiger, Liz Claiborne, Jones New York, Polo/Ralph Lauren, Calvin Klein, Guess, and Nine West, among others, has enabled the Company to introduce certain of these brands into acquired stores which, prior to combining with the Company, did not have access to these vendors. Additionally, the Company plans to increase sales of its private brand offerings within the apparel and housewares categories from 6% of total net sales to 12% to 15% over the next two to three years.

     New Store Openings. The Company plans to open 15 to 20 new stores across all chains over the next three years, including selective real estate acquisitions in existing or new markets. The Company targets premier mall locations principally based on favorable demographic profiles and trends, as well as the compatibility and traffic draws of other tenants. High quality real estate is a primary criterion for all new stores.

     Margin Expansion. The Company has implemented the following strategies to increase margins: (i) leveraging key vendor relationships; (ii) capitalizing on purchasing economies of scale; (iii) extending key brands into certain acquired stores; (iv) shifting the merchandise mix toward higher margin products; (v) increasing private brand penetration; (vi) consolidating administrative and support areas and eliminating redundant expenses; and (vii) realizing efficiencies related to the re-engineering of certain operating activities.

     The Company intends to further increase gross margins by increasing sales of its private brand products, which typically generate higher margins and enhance customer loyalty. Operating margins are also expected to benefit from sales productivity enhancements across the Company's chains and from the integration cost savings programs developed by management in conjunction with the Younkers, Parisian, and Herberger's acquisitions. These programs reduced operating expenses by a total of $6 million in fiscal 1996 (consistent with the Company's announced target) and are expected to produce annualized expense savings of $20 million in fiscal 1997 and $29 million in fiscal 1998 (compared to the 1995 cost structure of the chains on an independent basis).

     Monitor Acquisition Opportunities. The Company has an established record of successfully acquiring and integrating regional department store chains. The Company believes that its philosophy of retaining the local identity and merchandising organization of acquired companies makes the Company an attractive acquirer for regional department store companies. Although the Company currently has no agreements, arrangements or understandings with respect to future acquisitions, the Company expects the department store industry will continue to consolidate, and the Company will regularly evaluate possible acquisition opportunities as they arise.

     Maintain Strong Capital Structure. The Company intends to maintain a strong balance sheet to support its growth objectives. As part of the Company's plan to improve its capital structure, the Company (i) issued and sold $125 million principal amount of its 8 1/8% Senior Notes due 2004 (the "Senior Notes") on May 21, 1997, (ii) amended its credit facility (the "Credit Facility") on June 26, 1997 to, among other things, increase the availability thereunder to $400 million and (iii) on August 21, 1997, replaced its existing asset-backed commercial paper conduit facility with a credit card master trust to facilitate longer term, fixed-rate financing of private label credit card receivables, as well as short-term variable-rate funding through asset-backed commercial paper conduit facilities. The Company believes that, absent any additional acquisitions, future cash flows from operations (with seasonal needs supplemented by borrowings under the Credit Facility and additional sales of accounts receivable under its private label credit card securitization programs) will be sufficient to service debt and lease payments, and to fund capital expenditures and working capital requirements. See "Capitalization."

RECENT DEVELOPMENTS

     Second Quarter Results. On August 21, 1997, the Company reported operating results for the fiscal quarter ended August 2, 1997. Net sales for the quarter were $492.3 million, compared to net sales of $343.4 million for the second fiscal quarter of the prior year, an increase of 43%. On a comparable stores basis (excluding Parisian), total Company sales increased 6% in the second fiscal quarter of 1997 compared to the second fiscal quarter of the prior year. In addition, the Company realized net income of $5.3 million, or $.18 per share, for the fiscal quarter ended August 2, 1997, compared to $3.5 million, or $.14 per share, for the second fiscal quarter of the prior year. Prior to certain non-recurring and unusual items, net income for the fiscal quarter ended August 2, 1997 was $8.0 million, or $.28 per share, compared to $4.6 million, or $.18 per share, for the second fiscal quarter of the prior year.

     For the six months ended August 2, 1997, net sales were $1,018.7 million, compared to net sales of $708.5 million for the six months ended August 3, 1996, an increase of 44%. On a comparable stores basis (excluding Parisian), total Company sales increased 5% in the six months ended August 2, 1997, compared to the first six months of the prior fiscal year. In addition, the Company realized net income of $15.8 million, or $.55 per share, for the six months ended August 2, 1997, compared to $9.8 million, or $.39 per share, for the first six months of the prior fiscal year. Prior to certain non-recurring and unusual items, net income for the six months ended August 2, 1997 was $20.0 million, or $.68 per share, compared to $11.3 million, or $.45 per share, for the first six months of the prior fiscal year.

     The foregoing per share net income data does not give effect to the Company's two-for-one stock split referred to below.

     Two-for-One Stock Split. On August 21, 1997, the Company declared a two-for-one stock split in the form of a 100% stock dividend payable on or about October 27, 1997 to record holders of Common Stock at the close of business on October 15, 1997.

     The Company was incorporated under the laws of the State of Tennessee in 1919. The principal executive offices of the Company are located at 3455 Highway 80 West, Jackson, Mississippi 39209, and its telephone number is (601) 968-4400.

         SUMMARY HISTORICAL AND PRO FORMA FINANCIAL AND OPERATING DATA

     The following table presents summary historical and pro forma financial data derived from the audited Consolidated Financial Statements of the Company for the last five fiscal years and the unaudited Condensed Consolidated Financial Statements for the three month periods ended May 3, 1997 and May 4, 1996. The historical financial data should be read in conjunction with the Company's Consolidated Financial Statements and the notes thereto incorporated by reference herein. The summary historical pro forma financial and operating data give effect to the purchase of Parisian as if it had occurred on February 4, 1996, are based on certain assumptions and are derived from, and should be read in conjunction with, Parisian's historical financial statements and the notes thereto and the Company's pro forma financial statements and the notes thereto incorporated by reference herein. The summary pro forma financial data do not purport to present the actual financial position or results of operations of the Company had the Parisian acquisition and the events assumed therein in fact occurred on the dates specified, nor are they necessarily indicative of the results of operations that may be achieved in the future. The data for the three months ended May 3, 1997 and May 4, 1996 are not necessarily indicative of the results that may be expected for the current fiscal year. See "Available Information" and "Incorporation of Certain Information by Reference."

                               THREE MONTHS ENDED      PRO FORMA             FISCAL YEAR ENDED(A)
                              ---------------------   YEAR ENDED    ---------------------------------------
                                MAY 3,      MAY 4,    FEBRUARY 1,   FEBRUARY 1,   FEBRUARY 3,   JANUARY 28,
                                 1997      1996(A)       1997          1997          1996          1995
                              ----------   --------   -----------   -----------   -----------   -----------
                                              (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED INCOME
  STATEMENT DATA:
Net Sales...................  $  526,370   $365,179   $2,320,955    $1,889,779    $1,661,056    $1,513,444
Cost and expenses:
  Cost of sales.............     335,882    237,201    1,511,802     1,230,454     1,087,619       986,028
  Selling, general and
    administrative
    expenses................     128,629     88,952      551,804       440,502       398,999       352,448
  Depreciation and
    amortization............      10,898      9,811       48,471        41,037        43,013        40,305
  Property and equipment
    rentals.................      19,048     11,270       81,747        60,684        50,609        47,857
  Taxes other than income
    taxes...................      12,622      9,638       49,720        40,403        36,938        34,421
  Merger, restructuring and
    integration costs(b)....       1,468      2,763       15,929        15,929        20,822            --
Operating income, net.......      17,796      7,804       62,576        61,864           753        52,385
Other income (expense):
  Finance charge income,
    net(c)..................      10,878      7,160       37,883        32,305        31,273        27,934
  Interest expense..........     (10,692)    (4,706)     (44,702)      (26,756)      (29,389)      (23,286)
  Other income, net.........         136        498        3,409         1,572         4,051         4,826
Income before provision for
  income taxes,
  extraordinary loss and
  cumulative effect of
  changes in accounting
  methods...................      18,118     10,756       59,166        68,985         6,688        61,859
Net income (loss)...........      10,544      6,308       29,768        37,399        (1,419)       37,448
Net income available to
  common shareholders.......      10,544      5,820       25,940        33,571        (3,369)       35,754
EARNINGS PER SHARE:
Earnings (loss) per common
  share before extraordinary
  loss and cumulative effect
  of changes in accounting
  methods
    Primary.................         .37        .25          .94          1.31         (0.06)         1.55
    Fully diluted...........         .37        .25         1.05          1.41         (0.06)         1.52
Earnings (loss) per common
  share(d)
    Primary.................         .37        .25          .94          1.31         (0.15)         1.55
    Fully diluted...........         .37        .25         1.05          1.41         (0.15)         1.52

                                FISCAL YEAR ENDED(A)
                              -------------------------
                              JANUARY 29,   JANUARY 30,
                                 1994          1993
                              -----------   -----------
                              (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED INCOME
  STATEMENT DATA:
Net Sales...................  $1,063,488     $858,754
Cost and expenses:
  Cost of sales.............     690,083      523,444
  Selling, general and
    administrative
    expenses................     255,856      220,889
  Depreciation and
    amortization............      26,693       19,586
  Property and equipment
    rentals.................      37,049       26,344
  Taxes other than income
    taxes...................      25,050       18,227
  Merger, restructuring and
    integration costs(b)....          --           --
Operating income, net.......      28,757       50,264
Other income (expense):
  Finance charge income,
    net(c)..................      19,312       16,151
  Interest expense..........     (11,286)     (11,701)
  Other income, net.........       4,063          233
Income before provision for
  income taxes,
  extraordinary loss and
  cumulative effect of
  changes in accounting
  methods...................      40,846       54,947
Net income (loss)...........      25,540       32,522
Net income available to
  common shareholders.......      25,540       32,522
EARNINGS PER SHARE:
Earnings (loss) per common
  share before extraordinary
  loss and cumulative effect
  of changes in accounting
  methods
    Primary.................        1.12         1.97
    Fully diluted...........        1.12         1.97
Earnings (loss) per common
  share(d)
    Primary.................        1.15         1.87
    Fully diluted...........        1.15         1.87

                               THREE MONTHS ENDED      PRO FORMA             FISCAL YEAR ENDED(A)
                              ---------------------   YEAR ENDED    ---------------------------------------
                                MAY 3,      MAY 4,    FEBRUARY 1,   FEBRUARY 1,   FEBRUARY 3,   JANUARY 28,
                                 1997      1996(A)       1997          1997          1996          1995
                              ----------   --------   -----------   -----------   -----------   -----------
                                              (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
Weighted average common
  shares
    Primary.................      28,451     23,466       27,657        25,564        23,157        23,046
    Fully diluted...........      30,539     23,655       28,277        28,204        23,166        26,301
EARNINGS PER SHARE RESTATED
  FOR THE OCTOBER 27, 1997
  2-FOR-1 STOCK SPLIT(E):
Earnings (loss) per common
  share before extraordinary
  loss and cumulative effect
  of changes in accounting
  methods
    Primary.................         .19        .13          .47            66         (0.03)          .78
    Fully diluted...........         .19        .13          .53           .71         (0.03)          .76
Earnings (loss) per common
  share(d)
    Primary.................         .19        .13          .47           .66         (0.08)          .78
    Fully diluted...........         .19        .13          .53           .71         (0.08)          .76
CONSOLIDATED BALANCE SHEET
  DATA:
Working capital.............  $  375,348   $226,361   $  344,410    $  344,410    $  235,194    $  301,270
Total assets................   1,456,794    921,606    1,403,796     1,403,796       919,013       967,667
Long-term debt, less current
  portion...................     505,108    247,537      502,577       502,577       269,442       325,501
Shareholders' equity........     555,159    334,394      539,898       539,898       327,371       337,007
SELECTED STORE DATA(F):
Stores at beginning of
  period....................         173        144          181           144           146           115
Stores opened or acquired...           2          1            3            40             1            31
Stores closed or sold.......          --         (2)         (11)          (11)           (3)           --
                              ----------   --------   ----------    ----------    ----------    ----------
Stores at end of period.....         175        143          173           173           144           146
                              ==========   ========   ==========    ==========    ==========    ==========

                                FISCAL YEAR ENDED(A)
                              -------------------------
                              JANUARY 29,   JANUARY 30,
                                 1994          1993
                              -----------   -----------
                              (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

Weighted average common
  shares
    Primary.................      22,167       17,396
    Fully diluted...........      22,167       17,396
EARNINGS PER SHARE RESTATED
  FOR THE OCTOBER 27, 1997
  2-FOR-1 STOCK SPLIT(E):
Earnings (loss) per common
  share before extraordinary
  loss and cumulative effect
  of changes in accounting
  methods
    Primary.................         .56          .99
    Fully diluted...........         .56          .99
Earnings (loss) per common
  share(d)
    Primary.................         .58          .94
    Fully diluted...........         .58          .94
CONSOLIDATED BALANCE SHEET
  DATA:
Working capital.............  $  306,853     $203,977
Total assets................     653,680      536,603
Long-term debt, less current
  portion...................     203,838      216,985
Shareholders' equity........     275,104      122,582
SELECTED STORE DATA(F):
Stores at beginning of
  period....................         106           77
Stores opened or acquired...          12           29
Stores closed or sold.......          (3)          --
                              ----------     --------
Stores at end of period.....         115          106
                              ==========     ========

---------------

(a) Effective February 1, 1997 and February 3, 1996, Herberger's and Younkers, respectively, were acquired by the Company. Such acquisitions were accounted for under the pooling-of-interests method. Accordingly, the Company's financial statements were restated for all periods to include the results of operations and financial position of Herberger's and Younkers.
(b) In connection with the acquisitions of Younkers and Herberger's, the Company incurred certain merger, restructuring and integration costs, including transaction costs, costs associated with severance and related benefits, abandonment and elimination of duplicate administrative office space, property, data processing equipment and software, and other costs.
(c) Finance charge income includes finance charges and late payment fees earned on the Company's proprietary credit cards, less the portion of such income allocated to third party purchasers of such credit card receivables.
(d) Losses per share attributable to extraordinary items were $.09 for the year ended February 3, 1996 and $.05 for the year ended January 29, 1994. Earnings (loss) per share attributable to cumulative effect of changes in accounting methods were $.08 for the year ended January 29, 1994 and ($.10) for the year ended January 30, 1993. Amounts after the Company's two-for-one stock split are $.05 and $.03, respectively, for the extraordinary items, and $.04 and ($.05), respectively, for the accounting changes. See " -- Recent Developments -- Two-For-One Stock Split."
(e) On August 21, 1997, the Company declared a two-for-one stock split in the form of a 100% stock dividend payable on or about October 27, 1997 to record holders of Common Stock at the close of business on October 15, 1997.
(f) Where operations within a particular shopping mall are divided among two or more locations but operate under the same chain, the combined operation is counted as one store.

                                  RISK FACTORS

     Prospective investors should consider carefully the following factors in addition to other information set forth in this Prospectus in evaluating an investment in the shares of Common Stock offered hereby.

INDEBTEDNESS OF THE COMPANY

     As of August 2, 1997, the Company had approximately $543.42 million of indebtedness outstanding. A portion of the Company's cash flow from operations will be dedicated to debt service, thereby reducing funds available for operations, capital expenditures and distribution to shareholders. The indebtedness and the restrictive covenants to which the Company is subject under the terms of its indebtedness may make the Company more vulnerable to economic downturns and competitive pressures, may hinder its ability to execute its growth strategy, and may reduce its flexibility to respond to changing business conditions. In addition, certain covenants to which the Company is subject under the terms of its indebtedness restrict the ability of the Company to pay dividends on its Common Stock. See "Capitalization."

COMPETITION

     The department store business is highly competitive. The Company's stores compete with national and regional department store chains, specialty apparel stores and discount store chains, some of which are larger than the Company and may be able to devote greater financial and other resources to marketing and other competitive activities. The Company also competes with local stores that carry similar categories of merchandise. The Company generally competes on the basis of pricing, quality, merchandise selection, customer service and amenities and store design. The Company's success also depends in part on its ability to anticipate and respond to changing merchandise trends and customer preferences in a timely manner. Accordingly, any failure by the Company to anticipate and respond to changing merchandise trends and customer preferences could materially adversely affect sales of the Company's private brands and product lines, which in turn could materially adversely affect the Company's business, financial condition or results of operations. There can be no assurance that the Company's stores will continue to compete successfully with such other stores or that any such competition will not have a material impact on the Company's financial condition or results of operations.

GENERAL ECONOMIC CONDITIONS; SEASONALITY

     The Company's future performance is subject to prevailing economic conditions and to all operating risks normally incident to the retail industry. The Company experiences seasonal fluctuations in sales and net income, with disproportionate amounts typically realized during the fourth fiscal quarter of each year. Sales and net income are generally weakest during the second fiscal quarter.

INTEGRATION OF ACQUIRED COMPANIES

     As part of its business strategy, the Company has consummated several acquisitions and will regularly evaluate future acquisition opportunities including acquisitions of other regional department store chains and individual stores or locations. The Company's future operations and earnings will be affected by its ability to continue to successfully integrate the operations of any acquired businesses or store locations. While the Company has in the past been successful at effectively integrating the operations of acquired businesses, there can be no assurance that the Company will be able to continue to do so. In addition, the successful integration of operations will be subject to numerous contingencies, some of which are beyond the Company's control. The failure to successfully integrate any such operations with those of the Company could have a material adverse effect on the Company's financial position, results of operations and cash flows.

ANTI-TAKEOVER PROVISIONS

     Certain provisions of the Tennessee Business Corporation Act ("TBCA") and of the Company's charter of incorporation (the "Charter") and by-laws (the "By-laws") may have the effect of delaying or preventing transactions involving a change of control of the Company, including transactions in which stockholders might otherwise receive a substantial premium for their shares over then current market prices. See "Description of Capital Stock -- Certain Provisions of Tennessee Law Regarding Takeovers" and "Description of Capital
Stock -- Anti-Takeover Provisions in the Company's Charter and By-laws."

FORWARD-LOOKING STATEMENTS

     This Prospectus contains and incorporates by reference certain forward-looking statements concerning the Company's existing and contemplated operations, economic performance and financial condition. These statements are based upon a number of assumptions and estimates which are inherently subject to uncertainties and contingencies, many of which are beyond the control of the Company, including the level of consumer spending for apparel and other merchandise carried by the Company, competition among department and specialty stores, management's ability to predict consumer tastes, merchandise brands and mix, the effectiveness of planned advertising, marketing and promotional campaigns, appropriate inventory management, realization of planned synergies, private brand sales and effective cost containment. See "Cautionary Notice Regarding Forward-Looking Statements."

                                USE OF PROCEEDS

     The net proceeds from the sale of the Common Stock to the Purchaser pursuant to the arrangements described under "Standby Arrangements" will be used to redeem all outstanding Debentures not surrendered for conversion. The amount of the proceeds to be received by the Company from the Purchaser is not determinable at this time because the number of shares of Common Stock, if any, that will be sold to the Purchaser cannot be determined at this time.

                          PRICE RANGE OF COMMON STOCK

     The Common Stock began trading on the NYSE on July 7, 1997 under the symbol "PFT." Through July 3, 1997, the Common Stock was traded on the Nasdaq National Market under the symbol "PRFT." On August 21, 1997, the Company declared a two-for-one stock split in the form of a stock dividend payable on or about October 27, 1997 to record holders of Common Stock on October 15, 1997. The following table sets forth on a per share basis, for the period indicated, the high and low sales prices of the Common Stock as reported on the NYSE Composite Tape and by the Nasdaq National Market, as applicable, and does not reflect the effect of the two-for-one stock split. See "Summary -- Recent
Developments -- Two-for-One Stock Split."

                                                                HIGH       LOW
                                                              --------   --------
FISCAL 1995
First Quarter...............................................  $26.5000   $20.7500
Second Quarter..............................................   33.0000    24.0000
Third Quarter...............................................   34.2500    24.0000
Fourth Quarter..............................................   29.0000    21.5000
FISCAL 1996
First Quarter...............................................  $33.7500   $23.5000
Second Quarter..............................................   40.0000    31.5000
Third Quarter...............................................   42.0000    35.5000
Fourth Quarter..............................................   42.7500    32.6250
FISCAL 1997
First Quarter...............................................  $41.3750   $31.2500
Second Quarter..............................................   53.0625    36.6250
Third Quarter (through September 3, 1997)...................   54.6250    49.8750

     On September 3, 1997, the closing price of the Common Stock on the NYSE Composite Tape was $54.625 per share. Prospective investors should obtain a current quote on the shares of Common Stock. As of May 3, 1997, there were approximately 1,351 holders of record of Common Stock.

                                DIVIDEND POLICY

     Since its initial public offering, the Company has not paid a cash dividend on its Common Stock. The Company expects to retain its earnings for the development and expansion of its business and the repayment of indebtedness and, therefore, does not intend to pay cash dividends on its Common Stock in the foreseeable future. Any future determination to pay cash dividends will be at the discretion of the Company's Board of Directors and will depend upon the earnings of the Company, its financial condition, its capital requirements and any other factors the Company's Board of Directors may deem relevant. In addition, certain covenants to which the Company is subject under the terms of its indebtedness restrict the ability of the Company to pay cash dividends on its Common Stock.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of May 3, 1997, (a) on an actual basis, (b) on a pro forma basis giving effect to (i) the issuance and sale by the Company of the Senior Notes and the application of the net proceeds therefrom, (ii) an increase in the percentage of the Company's private label credit card receivables sold to third parties under a restructured asset securitization financing arrangement established on August 21, 1997 and
(iii) the purchase by the Company of approximately $28.4 million of Parisian's
9 7/8% Senior Subordinated Notes due 2003 (the "Senior Subordinated Notes"), and
(c) as further adjusted to reflect the assumed conversion of all of the Debentures into shares of Common Stock. This table should be read in conjunction with the Consolidated Financial Statements of the Company and the notes thereto incorporated by reference herein. See "Available Information" and "Incorporation of Certain Information by Reference."

                                                                    AS OF MAY 3, 1997
                                                         ---------------------------------------
                                                           ACTUAL      PRO FORMA     AS ADJUSTED
                                                         ----------    ----------    -----------
                                                                     (IN THOUSANDS)
Long-term debt(a):
  Credit facility(b)...................................  $  163,100    $  115,358(c) $  115,958
  Real estate and mortgage notes.......................     113,578        49,547        49,547
  Senior notes(d)......................................          --       125,000       125,000
  Other notes payable..................................       3,754            --            --
  Capital lease obligations............................      10,706        10,706        10,706
  Senior Subordinated Notes(e).........................     125,000        96,597        96,597
  Convertible subordinated debentures..................      86,250        86,250            --
  Junior subordinated debt.............................      14,590        14,590        14,590
                                                         ----------    ----------    ----------
          Total long-term debt.........................     516,978       498,048       412,398
Shareholders' equity(f)................................     555,159       553,359       639,009
                                                         ----------    ----------    ----------
          Total capitalization.........................  $1,072,137    $1,051,407    $1,051,407
                                                         ==========    ==========    ==========

---------------

(a)  Includes current maturities of long-term debt.
(b) On June 26, 1997, the Company amended and restated the Credit Facility to, among other things, (i) increase the availability thereunder from $275 million to $400 million, (ii) extend the maturity from October 1999 to June 2002, (iii) reduce the financial performance benchmarks at which more favorable interest rates are made available to the Company, and (iv) lessen in varying degrees the scope of the affirmative and negative covenants applicable to the Company and its subsidiaries. Borrowings under the Credit Facility are generally limited to 60% of eligible inventory.
(c) On August 21, 1997, the Company completed a restructuring of its private label credit card accounts receivable securitization facilities. Under the restructured arrangement, the recently formed Proffitt's Credit Card Master Trust issued $200 million aggregate principal amount of Series 1997-2 five-year term, asset backed securities representing an undivided ownership interest in credit card receivables originated at the Company's Proffitt's, McRae's, Herberger's, and Parisian chains. The securities were issued in two classes, $180 million aggregate principal amount issued at 99.587% of the face amount thereof with a per annum interest rate of 6.50%, and $20 million aggregate principal amount issued at 99.642% of the face amount thereof with a per annum interest rate of 6.69%. Concurrent with the issuance of the Series 1997-2 Certificates, Proffitt's Credit Card Master Trust issued $125 million aggregate principal amount of Series 1997-1 Variable Funding Certificates. The Variable Funding Certificates will provide the Company with funding for seasonal and expansion related growth in the underlying receivables portfolio. The net proceeds from the issuance and sale of the Series 1997-2 Certificates and the Variable Funding Certificates were used to repay outstanding borrowings under the Credit Facility and to terminate the Company's previous securitization arrangement.
(d) On May 21, 1997, the Company issued and sold $125 million of the Senior Notes at 99.427% of the face amount thereof and a per annum interest rate of 8 1/8%. The net proceeds from the issuance and sale of the Senior Notes were used to repay (i) approximately $64.0 million of real estate and mortgage notes, (ii) approximately $3.8 million of unsecured notes payable, and (iii) approximately $53.0 million of outstanding borrowings under the Company's then existing credit facility.
(e) Since May 3, 1997, the Company has purchased approximately $28.4 million of the Senior Subordinated Notes, which are guaranteed on a senior subordinated basis by the Company. Amounts purchased, including any premium and transaction fees, are assumed to have been funded under the Credit Facility for purposes of the Pro Forma Capitalization as of May 3, 1997.
(f) Shareholders' equity has been adjusted to reflect a $1.8 million loss (net of taxes) on early extinguishment of debt and for estimated fees and expenses in connection with the Offering and the assumed conversion of all of the Debentures.

            REDEMPTION OF DEBENTURES AND ALTERNATIVES TO REDEMPTION

     On September 5, 1997, the Company called for redemption on October 6, 1997 (the "Redemption Date"), all of its outstanding Debentures. As of September 3, 1997, $86,250,000 aggregate principal amount of Debentures was outstanding.

     The following alternatives are available to holders of Debentures:

          1. Conversion into Common Stock. Holders may convert Debentures (or any portion thereof which is $1,000 or an integral multiple thereof) into the Common Stock of the Company at a conversion price of $42.70 per share of Common Stock (equivalent to 23.42 shares of Common Stock for each $1,000 principal amount of Debentures). No fractional shares of Common Stock will be issued upon conversion of Debentures. Instead, the Company will pay a cash adjustment in respect of such fraction in an amount equal to the same fraction of the Closing Price (as defined below) at the close of business on the day of conversion (or, if such day is not a Trading Day (as defined below), on the Trading Day immediately preceding such day). Debentures surrendered for conversion will not be entitled to interest accrued to the date of conversion. "Closing Price" means the last reported sales price regular way or, in case no such reported sale takes place on such day, the average of the reported closing bid and asked prices regular way, in either case on the NYSE. "Trading Day" means each Monday, Tuesday, Wednesday, Thursday and Friday, other than any day on which securities are generally not traded on the NYSE. The Debentures will not be convertible after 5:00 P.M., Eastern Time, on September 29, 1997.

          To convert Debentures into Common Stock, the holder thereof must surrender such Debentures prior to 5:00 P.M. Eastern Time, on September 29, 1997 to Union Planters National Bank, as paying and conversion agent (the "Paying and Conversion Agent"). Such surrender of any Debenture must be accompanied by a duly executed notice of the holder's election to convert in the form provided on the reverse side of such Debenture (the "Conversion Notice"). The Conversion Notice must also state the name or names, together with the address or addresses, in which the Common Stock shall be issuable upon the conversion if different from the registered holder of the Debentures surrendered. Each Debenture surrendered for conversion must be accompanied by proper assignments thereof to the Company or in blank for transfer and any requisite federal or state transfer tax stamps. The Conversion Notice that must be given to the Paying and Conversion Agent may be provided by surrendering Debentures accompanied by a properly completed Letter of Transmittal in the form provided to all registered holders of Debentures (each, a "Letter of Transmittal"). Each holder's signature in a Letter of Transmittal or any other Conversion Notice must be guaranteed by a commercial bank, trust company, a member firm of a national stock exchange or the National Association of Securities Dealers, Inc. (each, an "Eligible Institution") if shares of Common Stock are to be delivered other than to and in the name of the registered holder of the Debentures converted. Holders should inquire of such Eligible Institutions sufficiently in advance of the Expiration Date whether there are any dollar limitations on the principal amount of Debentures with respect to which signatures may be guaranteed by such Eligible Institutions. A Letter of Transmittal and any other Conversion Notice, once given to the Paying and Conversion Agent, is not revocable. As promptly as practicable after the surrender of a Debenture as aforesaid, the Company shall deliver to the holder at the office of the Paying and Conversion Agent a certificate or certificates for the number of full shares of Common Stock issuable upon the conversion of such Debenture or portion thereof and a check in an amount equivalent to the value of any fractional share otherwise issuable upon such conversion. See "Paying and Conversion Agent and the Information Agent."

          Debenture holders wishing to convert their Debentures whose Debentures are not immediately available or who cannot deliver their Debentures and all other documents required by the Letter of Transmittal to the Paying and Conversion Agent on or prior to 5:00 p.m., Eastern Time, on September 29, 1997 may elect to convert their Debentures pursuant to the following procedures: (a) such election to convert must be made by or through an Eligible Institution, (b) a properly completed and duly executed Notice of Guaranteed Delivery in the form provided by the Company to all registered holders of Debentures (each, a "Notice of Guaranteed Delivery") must be received by the Paying and Conversion

     Agent on or prior to 5:00 p.m., Eastern Time, on September 29, 1997, and
     (c) the Debentures in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal and all other documents required thereby, must be received by the Paying and Conversion Agent within five business days after the date such Notice of Guaranteed Delivery is received by the Paying and Conversion Agent. Notwithstanding the foregoing, shares of Common Stock will be issued in respect of Debentures surrendered for conversion only after timely receipt by the Paying and Conversion Agent of the surrendered Debentures, a properly completed and duly executed Letter of Transmittal and any other documents required by the Letter of Transmittal.

          Each holder of Debentures that does not directly hold certificates for its Debentures, but instead maintains its holdings indirectly in an account with a broker or other intermediary (each, a "Beneficial Holder") must comply with the procedures of such intermediary to convert such Beneficial Holder's Debentures. Such an intermediary may maintain its holdings with The Depository Trust Company (the "Depository"). In those instances, the procedures of the Depository must also be followed for a Beneficial Holder to convert its Debentures.

          IT IS THE RESPONSIBILITY OF EACH BENEFICIAL HOLDER TO GIVE INSTRUCTIONS TO ITS INTERMEDIARY IN SUFFICIENT TIME FOR THAT INTERMEDIARY, ANY HIGHER INTERMEDIARIES AND THE RECORD HOLDER OF SUCH BENEFICIAL HOLDER'S DEBENTURES (WHICH MAY BE THE DEPOSITORY) TO TAKE THE ACTIONS WHICH ARE NECESSARY TO EFFECT CONVERSION OF SUCH BENEFICIAL HOLDER'S DEBENTURES PRIOR TO 5:00 P.M., EASTERN TIME, ON SEPTEMBER 29, 1997.

          The Company will decide, in its sole discretion, all questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for conversion by the Company of any Debentures. Any defect or irregularity in the surrender or delivery of any document in connection with the conversion of Debentures may result in such Debentures not being converted into Common Stock and, therefore, being redeemed on the Redemption Date.

          2. Sale in Open Market. Holders may sell the Debentures in the open market. Holders of Debentures who wish to sell their Debentures in the open market should consult with their own advisors regarding if and when they should sell their Debentures and the tax consequences thereof. Holders may incur various fees and expenses in connection with any such sale.

          3. Redemption. Holders may allow the Debentures to be redeemed on October 6, 1997. Pursuant to the terms of the Indenture between the Company and Union Planters National Bank, as Trustee, dated as of October 26, 1993, holders of the Debentures will be entitled to receive upon redemption 103.1667% of the principal amount thereof, plus interest accruing after May 1, 1997 to the Redemption Date (the "Redemption Price"). A holder of $1,000 principal amount of Debentures redeemed at the Redemption Price would receive $1,052.1184 in cash. Payment of the Redemption Price will be made by the Paying and Conversion Agent upon surrender of Debentures to the Paying and Conversion Agent by holders of Debentures accompanied by a properly completed Letter of Transmittal. Each holder's signature in a Letter of Transmittal must be guaranteed by an Eligible Institution if the Redemption Price for Debentures surrendered by such holder for redemption is to be paid other than to the registered holder of such Debentures. Holders should inquire of such Eligible Institutions sufficiently in advance of the Redemption Date whether there are any dollar limitations on the principal amount of Debentures with respect to which signatures may be guaranteed by such Eligible Institutions. On and after the Redemption Date, interest will cease to accrue and holders of Debentures will not have any rights as such holders other than the right to receive the Redemption Price. See "Paying and Conversion Agent and the Information Agent."

          On September 3, 1997, the closing price of the Common Stock as reported on the NYSE Composite Tape was $54.625 per share. Based on such closing price, if a holder of $1,000 principal amount of Debentures on that date had converted such principal amount, such holder would have received Common Stock (and cash in lieu of a fractional share) having a market value equal to $1,279.32, which amount is higher than the amount ($1,052.1184) to be received upon redemption. The market price of the

     Common Stock received upon conversion, however, is subject to fluctuation, and the holder may incur various transaction costs if such Common Stock is sold. Holders of Debentures are urged to obtain current market quotations for the Common Stock.

          SO LONG AS THE MARKET PRICE OF THE COMMON STOCK IS GREATER THAN $44.92 PER SHARE AT THE TIME OF CONVERSION, A HOLDER WHO CONVERTS DEBENTURES INTO COMMON STOCK WILL RECEIVE CONSIDERATION (COMMON STOCK, PLUS CASH IN LIEU OF ANY FRACTIONAL SHARE) HAVING A MARKET VALUE GREATER THAN THE REDEMPTION PRICE OF THE DEBENTURES. TAXES, COMMISSIONS AND OTHER COSTS WHICH WOULD LIKELY BE INCURRED UPON SALE OF COMMON STOCK RECEIVED UPON CONVERSION OF THE DEBENTURES WOULD REDUCE OR ELIMINATE THE ECONOMIC ADVANTAGE OF CONVERSION OVER REDEMPTION. MOREOVER, THE MARKET VALUE OF THE COMMON STOCK RECEIVED IS SUBJECT TO FLUCTUATION.

     For a discussion of certain United States federal income tax considerations, see "Certain Federal Income Tax Considerations."

             PAYING AND CONVERSION AGENT AND THE INFORMATION AGENT

     Union Planters National Bank has been appointed as Paying and Conversion Agent for the redemption and conversion of the Debentures. The surrender of Debentures for conversion or redemption should be accompanied by a properly completed Letter of Transmittal and be delivered to the Paying and Conversion Agent by hand delivery, overnight courier or mail as follows:

                        THE PAYING AND CONVERSION AGENT

        BY HAND OR OVERNIGHT COURIER:                            BY MAIL:
                                                (registered or certified mail recommended)
        Union Planters National Bank                   Union Planters National Bank
         Corporate Trust Department                     Corporate Trust Department
             6200 Poplar Avenue                                P.O. Box 387
                 Third Floor                             Memphis, Tennessee 38147
          Memphis, Tennessee 38119

     Beacon Hill Partners, Inc. has been retained by the Company as information agent (the "Information Agent") to assist in connection with the redemption and conversion of the Debentures. Questions and requests for assistance regarding the redemption or the conversion of the Debentures and requests for additional copies of this Prospectus, the Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Information Agent as follows:

                             THE INFORMATION AGENT

                           Beacon Hill Partners, Inc.
                                90 Broad Street
                            New York, New York 10004
                           Attention: Edward McCarthy

                           Telephone: (800) 755-5001

     The Company will pay the Paying and Conversion Agent and the Information Agent their reasonable and customary fees for their services and will reimburse them for all of their reasonable out-of-pocket expenses in connection therewith.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

     The following is a general summary of certain United States federal income tax considerations relevant to the conversion, redemption or sale of Debentures by a beneficial owner of Debentures. This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations (including Proposed Regulations and Temporary Regulations) promulgated thereunder, Internal Revenue Service ("IRS") rulings, official pronouncements and judicial decisions, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect, or different interpretations. This summary is applicable only to holders who are United States persons for federal income tax purposes and who hold Debentures as capital assets and who will hold any Common Stock received on conversion of Debentures as capital assets. Additionally, this summary is not applicable to non-United States persons who have an indirect interest in Debentures or Common Stock through a United States partnership, trust or estate, or other flow-through entity.

     This summary does not discuss all the tax consequences that may be relevant to a particular holder in light of the holder's particular circumstances and it is not intended to be applicable in all respects to all categories of investors, some of whom -- such as insurance companies, tax-exempt persons, financial institutions, regulated investment companies, dealers in securities or currencies, persons that hold the Debentures as a position in a "straddle," as part of a "synthetic security," "hedge," "conversion transaction" or other integrated investment, persons that enter into "short sales against the box" or certain other "constructive sales" involving the Debentures or substantially identical property, or persons whose functional currency is other than United States dollars -- may be subject to different rules not discussed below. In addition, this summary does not address any state, local or foreign tax considerations that may be relevant to a particular holder.

     HOLDERS OF DEBENTURES ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE CONVERSION, SALE OR REDEMPTION OF THE DEBENTURES IN LIGHT OF THEIR OWN PARTICULAR CIRCUMSTANCES.

CONVERSION OF DEBENTURES

     In general, no gain or loss will be recognized on conversion of Debentures solely into Common Stock. The tax basis for the Common Stock received upon such conversion will be equal to the tax basis of the Debentures converted (reduced by the portion of such basis allocable to any fractional Common Stock interest paid in cash). The holding period for the Common Stock generally will include the holding period of the Debentures converted. A holder generally will recognize gain (or loss) upon a conversion to the extent that any cash paid in lieu of a fractional share of Common Stock exceeds (or is less than) its tax basis in such fractional share.

SALE OR REDEMPTION OF DEBENTURES

     Generally, the sale or redemption of a Debenture will result in taxable gain or loss equal to the difference between the amount realized and the holder's adjusted tax basis in the Debentures. Except as discussed below under "Market Discount," such gain or loss will be capital gain or loss.

MARKET DISCOUNT

     Special rules will apply to Debentures acquired with market discount. A market discount note is, generally, a note the principal amount of which exceeds the holder's basis in the note immediately after acquisition by more than a specified de minimus amount. Generally, any gain recognized on the sale or redemption of a market discount note will be treated as ordinary income to the extent of the accrued market discount on such note not previously included in income. In general, market discount accrues on a straight line basis or, at the option of the holder, at a constant yield to maturity basis.

     Although the matter is not free from doubt, a holder of a Debenture with market discount should not have to recognize income on the conversion of the Debenture, even with respect to market discount that has accrued but has not been taken into account. Market discount not recognized on conversion will carry over to the Common Stock acquired upon conversion thereof and will be recognized as ordinary income to the extent of gain recognized upon the disposition of such Common Stock, including any deemed disposition of fractional shares of Common Stock for cash at the time of conversion.

SALE OR DISPOSITION OF COMMON STOCK

     A holder will recognize gain or loss on the sale or exchange of Common Stock received upon conversion of a Debenture equal to the difference between the amount realized on such sale or exchange and the holder's adjusted tax basis in the Common Stock sold or exchanged.

BACKUP WITHHOLDING

     A holder of a Debenture or Common Stock issued upon conversion of a Debenture may be subject to backup withholding at a rate of 31% with respect to dividends on, or the proceeds of a sale or redemption of, such Debenture or Common Stock, as the case may be, unless (i) such holder is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or (ii) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable backup withholding rules.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     As of the date hereof, the Company's authorized capital stock consists of 100,000,000 shares of Common Stock, par value $0.10 per share, and 10,000,000 shares of preferred stock, par value $1.00 per share (the "Preferred Stock"). As of September 3, 1997, 28,739,212 shares of Common Stock and no shares of the Series C Preferred Stock (as defined herein) were issued and outstanding. The following summary description of the capital stock of the Company does not purport to be complete and is qualified in its entirety by reference to the Company's Charter and to the TBCA. See "Available Information" and "Incorporation of Certain Information by Reference."

COMMON STOCK

     Holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of shareholders of the Company and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of Common Stock entitled to vote in any election of directors of the Company may elect all of the directors standing for election. The Company's Charter requires that its Board of Directors be staggered, consisting of three classes of directors which are as nearly equal in number as possible. Holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors of the Company out of funds legally available therefor, subject to any preferential dividend rights of outstanding Preferred Stock. Upon the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive ratably the net assets of the Company available after payment of all debts and other liabilities and subject to the prior rights of outstanding Preferred Stock. Holders of Common Stock have no preemptive, subscription, redemption or conversion rights. All outstanding shares of Common Stock are duly authorized, validly issued, fully paid and nonassessable. The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of any series of Preferred Stock, whether currently outstanding or designated and issued in the future. See "Price Range of Common Stock," "Dividend Policy,"
"-- Preferred Stock" and "-- Anti-Takeover Provisions in the Company's Charter and By-laws."

     The transfer agent and registrar for the Common Stock is Union Planters National Bank.

PREFERRED STOCK

     The Board of Directors of the Company has the authority to issue the Preferred Stock in one or more classes or series and to fix the designations, powers, preferences and rights of the shares of each class or series, including dividend rates, conversion rights, terms of redemption and liquidation preferences and the number of shares constituting each such class or series, without any further vote or action by the shareholders of the Company. The ability of the Board of Directors of the Company to issue Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of the outstanding voting stock of the Company.

     As of September 4, 1997, 1,000,000 shares of the Preferred Stock were designated as Series C Junior Preferred Stock ("Series C Preferred Stock"). The Series C Preferred Stock will be issued upon exercise of the Rights. Each share of the Series C Preferred stock, if issued, would bear a dividend rate of 100 times the aggregate amount per share of any dividend declared on the Common Stock. After any such dividend on the Series C Preferred Stock becomes payable and is in arrears, the Company may not declare or pay dividends or other distributions on any shares of stock ranking junior to, or on parity with, the Series C Preferred Stock (including the Common Stock), or redeem, purchase or acquire for value any such shares of stock. Each share of Series C Preferred Stock would also entitle the holder to 100 votes on all matters submitted to a vote of the shareholders of the Company. In addition, upon a liquidation, dissolution or winding up of the Company, (i) no distribution can be made to holders of shares of stock ranking junior to the Series C Preferred Stock (including holders of Common Stock) unless, prior thereto, a distribution of $1.00 per share is made to the holders of the Series C Preferred Stock and (ii) holders of the Series C Preferred Stock are entitled to receive, for each share of Series C Preferred Stock held, 100 times the aggregate amount to be distributed per share to holders of Common Stock. No shares of Series C Preferred Stock have been issued, and management is aware of no facts suggesting that issuance of such shares may be imminent. See "-- Rights Plan."

RIGHTS PLAN

     On March 28, 1995, the Board of Directors of the Company declared a dividend distribution of one right (a "Right") for each share of Common Stock. Each Right entitles the holder to purchase from the Company one one-hundredth
( 1/100) of a share of Series C Preferred Stock at a price of $85 per one one-hundredth ( 1/100) of a share. Initially, the Rights are not exercisable. However, they will become exercisable if, without the prior approval of the Board of Directors of the Company, any person either acquires 20% or more of the shares of Common Stock then outstanding or commences a tender or exchange offer which, if successfully consummated, would result in such person's acquisition of 20% or more of the shares of Common Stock then outstanding. The Rights are generally designed to deter coercive takeover tactics and to encourage all persons interested in potentially acquiring control of the Company to treat each shareholder on a fair and equal basis. See "-- Preferred Stock."

CERTAIN PROVISIONS OF TENNESSEE LAW REGARDING TAKEOVERS

     As a Tennessee corporation, the Company is subject to certain provisions of Tennessee law which may discourage or render more difficult an unsolicited takeover of the Company. These provisions include Tennessee's Business Combination Act, Control Share Acquisition Act, Investor Protection Act and Greenmail Act.

     Business Combination Act. Tennessee's Business Combination Act (the "Business Combination Act") provides that a party owning 10% or more of stock in a "resident domestic corporation" (such party is called an "interested shareholder") cannot engage in a business combination with the resident domestic corporation unless the combination (i) takes place at least five years after the interested shareholder first acquired 10% or more of the resident domestic corporation, and (ii) either (A) is approved by at least 2/3 of the noninterested voting shares of the resident domestic corporation or (B) satisfies certain fairness conditions specified in the Business Combination Act.

     These provisions apply unless one of two events occurs. A business combination with an entity can proceed without delay when approved by the target corporation's board of directors before that entity becomes an interested shareholder, or the resident corporation may enact a charter amendment or bylaw to remove itself entirely from the Business Combination Act. This charter amendment or by-law must be approved by a majority of the shareholders who have held shares for more than one year prior to the vote. It may not take effect for at least two years after the vote. The Company has not adopted a provision in its Charter or By-laws removing the Company from coverage under the Business Combination Act.

     The Business Combination Act further provides an exemption from liability for officers and directors of resident domestic corporations who do not approve proposed business combinations or charter amendments and by-laws removing their corporations from the Business Combination Act's coverage as long as the officers and directors act in "good faith belief" that the proposed business combination would adversely affect their corporation's employees, customers, suppliers, or the communities in which their corporation operates and such factors are permitted to be considered by the board of directors under the charter.

     Control Share Acquisition Act. The Tennessee Control Share Acquisition Act ("TCSAA") strips a purchaser's shares of voting rights any time an acquisition of shares in a covered Tennessee corporation brings the purchaser's voting power to one-fifth, one-third or a majority of all voting power. The purchaser's voting rights can be reestablished only by a majority vote of the other shareholders. The purchaser may demand a special meeting of shareholders to conduct such a vote. The purchaser can demand such a meeting before acquiring a control share only if it holds at least 10% of outstanding shares and announces a good faith intention to make the control share acquisition. A target corporation may or may not redeem the purchaser's shares if the shares are not granted voting rights. The TCSAA applies only to a corporation that has adopted a provision in its charter or by-laws expressly declaring that the TCSAA will apply. The Company has not adopted any provision in its Charter or By-laws electing protection under the TCSAA.

     Investor Protection Act. Tennessee's Investor Protection Act ("TIPA") applies to tender offers directed at corporations (called "offeree companies") that have "substantial assets" in Tennessee and that are either incorporated in or have a principal office in Tennessee. The TIPA requires an offeror making a tender offer for an offeree company to file with the Commissioner of Commerce and Insurance (the "Commissioner") a registration statement. When the offeror intends to gain control of the offeree company, the registration statement must indicate any plans the offeror has for the offeree. The Commissioner may require additional information material to the takeover offer and may call for hearings. The TIPA does not apply to an offer that the offeree company's board of directors recommends to shareholders.

     In addition to requiring the offeror to file a registration statement with the Commissioner, the TIPA requires the offeror and the offeree company to deliver to the Commissioner all solicitation materials used in connection with the tender offer. The TIPA prohibits "fraudulent, deceptive, or manipulative acts or practices" by either side, and gives the Commissioner standing to apply for equitable relief to the Chancery Court of Davidson County, Tennessee, or to any other chancery court having jurisdiction whenever it appears to the Commissioner that the offeror, the offeree company, or any of its respective affiliates has engaged in or is about to engage in a violation of the TIPA. Upon proper showing, the Chancery Court may grant injunctive relief. The TIPA further provides civil and criminal penalties for violations.

     Greenmail Act. The Tennessee Greenmail Act ("TGA") applies to any corporation (including the Company) chartered under the laws of Tennessee which has a class of voting stock registered or traded on a national securities exchange or registered with the Commission pursuant to Section 12(g) of the Exchange Act. The TGA provides that it is unlawful for any corporation or subsidiary to purchase, either directly or indirectly, any of its shares at a price above the market value, as defined in the TGA, from any person who holds more than 3% of the class of the securities purchased if such person has held such shares for less than two years, unless either the purchase is first approved by the affirmative vote of a majority of the outstanding shares of each class of voting stock issued or the corporation makes an offer of at least equal value per share to all holders of shares of such class.

ANTI-TAKEOVER PROVISIONS IN THE COMPANY'S CHARTER AND BY-LAWS

     Certain provisions of the Company's Charter and By-laws may discourage or render more difficult an unsolicited takeover of the Company.

     Removal of Directors. The Company's Charter and By-laws provide that any or all directors may be removed only for cause (as defined in the TBCA) by a vote of a majority of the stockholders entitled to vote thereon.

     Staggered Board of Directors. The Company's Charter requires that its Board of Directors be staggered, consisting of three classes of directors which are as nearly equal in number as possible. The initial terms of the Class I, Class II and Class III directors expire at the Company's annual meeting of shareholders in the years 1998, 1999 and 2000, respectively. Thereafter, directors of each class are elected for terms of three years. The Company's Charter also provides that the affirmative vote of the holders of at least 80% of the voting power of the then outstanding capital stock is required to amend or repeal, or adopt any provision inconsistent with, the provision of the Company's Charter requiring a staggered Board of Directors.

     Required Shareholder Vote for Authorization of Certain Actions. The TBCA provides that the approval of the Company's Board of Directors and of a majority of the outstanding shares of the Company's Common Stock entitled to vote thereon would generally be required to approve a merger or to sell, lease, exchange or otherwise dispose of substantially all of the Company's assets. However, the Company's Charter provides that, except under specified circumstances, the affirmative vote of the holders of at least 80% of the voting power of the then outstanding shares of capital stock entitled to vote in the election of directors is required for the approval of (i) certain mergers or consolidations,
(ii) certain sales, leases, exchanges, mortgages, pledges or other dispositions of the assets of the Company, (iii) the adoption of a plan for the liquidation of the Company, (iv) certain reclassifications of the Company's securities and certain recapitalizations and (v) any agreement providing for the foregoing.

     No Shareholder Action by Written Consent. The Company's Charter and By-laws require that any shareholder action must be effected at a duly called annual or special meeting and may not be effected by written consent.

                              STANDBY ARRANGEMENTS

     Under the terms and subject to the conditions of a Standby Agreement (the "Standby Agreement"), the Purchaser has agreed, subject to certain conditions, to purchase the Purchased Shares from the Company. The purchase price for the Purchased Shares will be equal to a price per share of $44.92. The Purchaser also may acquire Debentures in the open market or otherwise on or prior to the Expiration Date in such amounts and at such prices as the Purchaser may deem advisable. The Purchaser has agreed to surrender for conversion all Debentures so purchased and any additional Debentures beneficially owned by them.

     Prior to, on or after the Redemption Date, the Purchaser may offer shares of Common Stock pursuant to this Prospectus directly to the public, at prices set from time to time by the Purchaser, including shares acquired through conversion of Debentures acquired by the Purchaser. Prior to the Redemption Date, each such price when set will not exceed the greater of the last sale or current asked price of the Common Stock on the NYSE plus the amounts of any concession to dealers, and an offering price on any calendar day will not be increased more than once during such day. In effecting such transactions, the Purchaser may realize profits or losses independent of the compensation referred to below. The Purchaser may also make sales to dealers at prices which represent concessions from the prices at which such shares are then being offered to the public. The amount of such concessions will be determined from time to time by the Purchaser. Any Common Stock so offered is offered subject to prior sale, when, as and if received by the Purchaser, and subject to the Purchaser's right to reject orders in whole or in part.

     Pursuant to the Standby Agreement, the Company has agreed to pay the Purchaser for the commitments undertaken by the Purchaser under the Standby Agreement an amount equal to (i) $362,949 as a standby fee and (ii) in the event that the Purchaser acquires Acquired Shares (as defined below) in excess of 100,999 shares of Common Stock, an amount equal to $2.02 per Acquired Share for all Acquired Shares; provided, however, that if the closing market price of the Common Stock (as reported on the NYSE Composite Tape) at the Expiration Time is greater than $44.92 per share, the Company is not required to pay any amounts due under clause (ii) above with respect to any shares of Common Stock acquired by the Purchaser upon the conversion of Debentures held by the Purchaser. "Acquired Shares" means (i) the Purchased Shares and (ii) shares of Common Stock acquired by the Purchaser upon the conversion of Debentures. The Company has agreed to reimburse the Purchaser for all of the Purchaser's out-of-pocket costs, including the reasonable fees and disbursements of the Purchaser's counsel.

     In connection with the Offering and in compliance with the applicable law, the Purchaser may overallot (i.e., sell more shares of Common Stock than the total amount shown on the cover page of this Prospectus) and may effect transactions which stabilize, maintain or otherwise affect the market price of the Common Stock at levels above those which might otherwise prevail in the open market. Such transactions may include placing bids for the Common Stock or effecting purchases of the Common Stock for the purpose of pegging, fixing or maintaining the price of the Common Stock or for the purpose of reducing a short position created in connection with the Offering. A short position may be covered by exercise of the option described above rather than by open market purchases. The Purchaser is not required to engage in any of these activities and any such activities, if commenced, may be discontinued at any time.

     During the period beginning on the date of this Prospectus and continuing to and including the Redemption Date, and, if the Purchaser purchases any Purchased Shares, further continuing and including the date ending 90 days after the date of this Prospectus, the Company has agreed not to offer, sell, contract to sell or otherwise dispose of, any shares of Common Stock of the Company, any securities of the Company substantially similar to the Common Stock or any securities convertible into or exchangeable for shares of Common Stock or any such substantially similar security (except for any securities issued, offered, sold or disposed of by the Company pursuant to its stock option and other benefit plans maintained for, or employment agreements with, its officers, directors and employees or Common Stock issued or distributed in connection with the conversion or exercise of any security of the Company outstanding on the date of this Prospectus) without the Purchaser's prior written consent. The Company's directors and executive officers have entered into similar arrangements with the Purchaser.

     The Company has agreed to indemnify the Purchaser against certain liabilities, including liabilities under the Securities Act.

     The Purchaser may assist in the solicitation of conversions by holders of Debentures but will receive no commission or other compensation therefor.

     The Purchaser performs investment banking and financial advisory and other financial services for the Company and its affiliates from time to time.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock have been passed upon for the Company by Alston & Bird LLP, Atlanta, Georgia, and for the Purchaser by Cahill Gordon & Reindel (a partnership including a professional corporation), New York, New York.

                                    EXPERTS

     The consolidated financial statements of the Company as of February 1, 1997 and February 3, 1996 and for each of the three years in the period ended February 1, 1997, all incorporated by reference herein, have been audited by Coopers & Lybrand L.L.P., independent accountants, as set forth in their report thereon, which is incorporated by reference herein. Such consolidated financial statements are so incorporated in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The consolidated financial statements for the year ended January 28, 1995 as it relates to Younkers, Inc. and subsidiary, which are incorporated by reference herein, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated by reference herein, and are so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     The consolidated financial statements of Parisian, Inc. as of February 3, 1996 and January 28, 1995, and for each of the three years in the period ended February 3, 1996, all incorporated by reference herein, have been audited by Coopers & Lybrand L.L.P., independent accountants, as set forth in their report thereon, which is incorporated by reference herein. Such consolidated financial statements are so incorporated in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

             ======================================================

  NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED HEREIN, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY THE PURCHASER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THOSE TO WHICH IT RELATES IN ANY STATE TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH OFFER IN SUCH STATE. THE DELIVERY OF THIS PROSPECTUS AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                               ------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Available Information.................    2
Incorporation of Certain Information
  by Reference........................    2
Cautionary Notice Regarding Forward-
  Looking Statements..................    3
Summary...............................    4
Risk Factors..........................    9
Use of Proceeds.......................   11
Price Range of Common Stock...........   11
Dividend Policy.......................   11
Capitalization........................   12
Redemption of Debentures and
  Alternatives to Redemption..........   13
Paying and Conversion Agent and the
  Information Agent...................   15
Certain Federal Income Tax
  Considerations......................   16
Description of Capital Stock..........   17
Standby Arrangements..................   20
Legal Matters.........................   21
Experts...............................   21

             ======================================================
             ======================================================

                                2,019,975 SHARES

                                PROFFITT'S, INC.

                                  COMMON STOCK

                                  ------------

                                   PROSPECTUS

                               SEPTEMBER 5, 1997

                                  ------------

                               SMITH BARNEY INC.

             ======================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     All amounts are estimates except the SEC registration fee.

SEC Registration Fee........................................  $ 32,576.69
Accounting fees and expenses................................       15,000
Legal fees and expenses.....................................      120,000
Printing and engraving expenses.............................       25,000
Blue Sky fees and expenses..................................       10,000
Trustee, Paying and Conversion Agent, Transfer Agent and
  Registrar fees and expenses...............................       20,000
Miscellaneous...............................................    17,423.31
                                                              -----------
          Total.............................................  $   240,000
                                                              ===========

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The By-Laws of the Company provide that the Company shall indemnify to the full extent authorized or permitted by the Tennessee Business Corporation Act any person made, or threatened to be made, a party to any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative) by reason of the fact that such person, or such person's testate or intestate, is or was an officer or director of the Company or serves or served as an officer or director of any other enterprise at the request of the Company.

     Section 48-18-503 of the Tennessee Business Corporation Act provides for "mandatory indemnification," unless limited by the charter, by a corporation against reasonable expenses incurred by a director who is wholly successful, on the merits or otherwise, in the defense of any proceeding to which the director was a party by reason of the director being or having been a director of the corporation. Section 48-18-504 of the Tennessee Business Corporation Act states that a corporation may, in advance of the final disposition of a proceeding, reimburse reasonable expenses incurred by a director who is a party to a proceeding if the director furnishes the corporation with a written affirmation of the director's good faith belief that the director has met the standard of conduct required by Section 48-18-502 of the Tennessee Business Corporation Act, that the director will repay the advance if it is ultimately determined that such director did not meet the standard of conduct required by Section 48-18-502 of the Tennessee Business Corporation Act, and that those making the decision to reimburse the director determine that the facts then known would not preclude indemnification under the Tennessee Business Corporation Act. Section 48-18-507 of the Tennessee Business Corporation Act provides for mandatory indemnification, unless limited by the charter, of officers pursuant to the provisions of Section 48-18-503 of the Tennessee Business Corporation Act applicable to mandatory indemnification of directors.

     The Company's By-Laws further provide that the Company may purchase and maintain insurance on behalf of any person who is or was or has agreed to become a director or officer of the Company, or is or was serving at the request of the Company as a director or officer of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person or on such person's behalf in any such capacity, or arising out of such person's status as such, whether or not the Company would have the power to indemnify such person against such liability under the By-Laws, provided that such insurance is available on acceptable terms as determined by a majority of the Company's Board of Directors.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) The following exhibits are filed as a part of this Registration
Statement:

  EXHIBIT
  NUMBER         DESCRIPTION
  -------        -----------
    1.1     --   Form of Standby Agreement
    4.1*    --   Charter of the Company, as amended(1),(2),(3),(4),(5)
    4.2*    --   Amended and Restated Bylaws of the Company(4)
    4.3*    --   Rights Agreement dated as of March 28, 1995 between
                 Proffitt's, Inc. and Union Planters National Bank, as Rights
                 Agent(6)
    5.1     --   Opinion and Consent of Alston & Bird LLP
   11.1*    --   Statement Regarding Computation of Historical Earnings Per
                 Common Share(7)
   23.1     --   Consent of Alston & Bird LLP (included in Exhibit 5.1)
   23.2     --   Consent of Coopers & Lybrand LLP
   23.3     --   Consent of Coopers & Lybrand LLP
   23.4     --   Consent of Deloitte & Touche LLP
   24.1     --   Powers of Attorney (contained on page II-4)
   99.1     --   Form of Letter of Transmittal
   99.2     --   Form of Notice of Redemption

---------------

 * A referenced exhibit is incorporated as follows:
(1) Incorporated by reference from the Exhibits to the Form S-1 Registration Statement No. 33-13548 of Proffitt's, Inc. dated June 3, 1987.
(2) Incorporated by reference from the Exhibits to the Form 8-K of Proffitt's, Inc. dated April 14, 1994.
(3) Incorporated by reference from the Exhibits to the Form 8-K of Proffitt's, Inc. dated April 3, 1995.
(4) Incorporated by reference from the Exhibits to the Form 10-Q of Proffitt's, Inc. for the quarter ended July 29, 1995.
(5) Incorporated by reference from the Exhibits to the Form 10-K of Proffitt's, Inc. for the fiscal year ended February 3, 1996.
(6) Incorporated by reference from Exhibits to the Form 8-K of Proffitt's, Inc. dated March 28, 1995.
(7) Incorporated by reference from Exhibits to the Form S-1 Registration Statement No. 333-29919 of Proffitt's, Inc., G.R. Herberger's, Inc., McRae's, Inc., McRae's Stores Partnership, McRae's of Alabama, Inc. and Parisian, Inc. dated July 8, 1997.

ITEM 17. UNDERTAKINGS.

     The registrant hereby undertakes:

          1. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

     provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

          2. That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          4. That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          5. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person of the registrant in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Birmingham, State of Alabama, on September 4, 1997.

                                          PROFFITT'S, INC.

                                          By:    /s/ DOUGLAS E. COLTHARP
                                            ------------------------------------
                                                    Douglas E. Coltharp
                                                Executive Vice President and
                                                  Chief Financial Officer

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Brian J. Martin and Douglas E. Coltharp, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, including any Registration Statement filed pursuant to Rule 462(b) of the Securities Act of 1933, as amended, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on September 4, 1997.

                        NAME                                                    TITLE
                        ----                                                    -----

                 /s/ R. BRAD MARTIN                           Chairman of the Board and Chief Executive
-----------------------------------------------------           Officer
                   R. Brad Martin

                 /s/ RONALD DE WAAL                           Vice Chairman of the Board
-----------------------------------------------------
                   Ronald de Waal

               /s/ DOUGLAS E. COLTHARP                        Executive Vice President and Chief
-----------------------------------------------------           Financial Officer (Principal Financial
                 Douglas E. Coltharp                            Officer)

                /s/ DONALD E. WRIGHT                          Senior Vice President of Finance and
-----------------------------------------------------           Accounting (Principal Accounting
                  Donald E. Wright                              Officer)

              /s/ BERNARD E. BERNSTEIN                        Director
-----------------------------------------------------
                Bernard E. Bernstein

                                                              Director
-----------------------------------------------------
                  Edmond D. Cicala

                        NAME                                                    TITLE
                        ----                                                    -----


               /s/ GERARD K. DONNELLY                                          Director
-----------------------------------------------------
                 Gerard K. Donnelly

                 /s/ DONALD F. DUNN                                            Director
-----------------------------------------------------
                   Donald F. Dunn

                /s/ MICHAEL S. GROSS                                           Director
-----------------------------------------------------
                  Michael S. Gross

                 /s/ DONALD E. HESS                                            Director
-----------------------------------------------------
                   Donald E. Hess

                  /s/ G. DAVID HURD                                            Director
-----------------------------------------------------
                    G. David Hurd

                                                                               Director
-----------------------------------------------------
                   C. Warren Neel

              /s/ MARGUERITE W. SALLEE                                         Director
-----------------------------------------------------
                Marguerite W. Sallee

                                                                               Director
-----------------------------------------------------
                  Gerald Tsai, Jr.